Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX TO LAUNCH A REFINANCING PROPOSAL
FOR ITS FINANCING AGREEMENT
WHICH MATURES IN FEBRUARY 2014

MONTERREY, MEXICO, JUNE 25, 2012 – CEMEX S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has scheduled meetings on June 29 and July 2 with the full syndicate of lenders under its financing agreement, dated August 14, 2009, as amended, to outline a refinancing proposal.  Such proposal has been discussed and negotiated with a number of CEMEX's banks, which hold approximately 50% of the outstanding balance under the financing agreement.

Some of the key elements of the refinancing proposal for lenders who elect to participate are as follows:

•      a three-year extension of the maturity—from February 2014 to February 2017;
•      an up-front fee and revised margin;
•      a US$1 billion pay down in 2013;
•      an enhanced guarantor package; and
•      revised operational and financial covenants.

CEMEX expects that sources to make the 2013 pay down may include select asset sales.

Execution of the refinancing proposal will be subject to a number of conditions, including a minimum participation threshold.

The transaction is being conducted pursuant to Section 4(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The securities to be offered have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities, in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

THERE WILL NOT BE A REGISTRATION WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND NO PUBLIC OFFERING OR BROKERAGE ACTIVITIES MAY BE CONDUCTED IN MEXICO, EXCEPT PURSUANT TO A PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES), TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS. WE WOULD NOTIFY THE CNBV OF THE TRANSACTION, INCLUDING ITS PRINCIPAL CHARACTERISTICS.  SUCH NOTICE WILL BE DELIVERED TO THE CNBV FOR INFORMATION PURPOSES ONLY, AND THE DELIVERY TO AND THE RECEIPT BY THE CNBV OF SUCH NOTICE DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO  INVESTMENT QUALITY OR OF OUR SOLVENCY. THE INFORMATION CONTAINED IS THE EXCLUSIVE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated, that lenders representing a sufficiently significant level of the outstanding principal amount will agree to the refinancing proposal or as to the terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.